Exhibit 12

PARKER-HANNIFIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Three months Ended September 30,				Fiscal Year Ended June 30,
	2005		2004		2005		2004		2003		2002		2001
EARNINGS
Income from continuing operations before income taxes	$204,040		$178,671		$738,271		$472,956		$286,608		$218,036		$528,183

Add:
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	15,030		14,985		62,482		67,183		75,068		75,994		89,141
Amortization of deferred loan costs	841		407		1,457		2,293		1,786		1,357		810
Portion of rents representative of interest factor	5,377		5,303		21,507		21,213		20,585		20,509		18,663
Equity share of losses of companies for which debt obligations are not guaranteed									2,895		6,078		1,571
Amortization of previously capitalized interest	68		73		280		291		291		297		274

Income as adjusted	$225,356		$199,439		$823,997		$563,936		$387,233		$322,271		$638,642

FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	$15,030		$14,985		$62,482		$67,183		$75,068		$75,994		$89,141
Amortization of deferred loan costs	841		407		1,457		2,293		1,786		1,357		810
Portion of rents representative of interest factor	5,377		5,303		21,507		21,213		20,585		20,509		18,663

Fixed charges	$21,248		$20,695		$85,446		$90,689		$97,439		$97,860		$108,614

RATIO OF EARNINGS TO FIXED CHARGES	10.61	x	9.64	x	9.64	x	6.22	x	3.97	x	3.29	x	5.88	x

Note: Certain amounts presented, as applicable, have been restated to reflect businesses divested in August 2005 and December 2004 as discontinued operations.